Exhibit 99.1

For Release

UNITIL REPORTS THIRD QUARTER EARNINGS

HAMPTON, N.H., OCTOBER 27, 2011 – Unitil Corporation (NYSE: UTL) (www.unitil.com) today reported net income of $6.3 million, or $0.58 per share, for the nine months ended September 30, 2011, compared to $4.3 million, or $0.40 per share, for the same period of 2010. Results for the nine month period reflect increased electric and gas sales margins and volumes across all of Unitil’s distribution utilities.

For the third quarter of 2011, the Company reported a net loss of ($1.6 million), or ($0.15) per share, compared to a net loss of ($0.1) million, or ($0.01) per share, for the third quarter of 2010. During the third quarter of 2011, the Company’s Massachusetts distribution utility completed its electric and natural gas rate cases which provided: a combined annual revenue increase of $7 million, electric and gas revenue decoupling mechanisms, and recovery of December 2008 ice storm costs. In the third quarter of 2011, in connection with those Massachusetts rate cases, the Company recognized a non-recurring pre-tax charge of $2.0 million, or $0.11 per share, related to the December 2008 ice storm. The conclusion of the Massachusetts rate cases provides resolution to the open regulatory matters concerning the ratemaking treatment and cost recovery related to the December 2008 ice storm event.

The Company’s results are expected to reflect the seasonal nature of its natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating expenses usually exceed sales margins in those periods.

“The two primary highlights from the third quarter are the final resolution of all regulatory issues regarding the 2008 ice storm and the continued strong increase in gas sales”, said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We fully expect to complete our regulatory agenda to reset rates for all of our operating companies by the first quarter of 2012.”

Natural gas sales margin increased $0.3 million and $4.3 million in the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010, reflecting higher sales volumes. Total natural gas therm sales were 6.0% and 13.1% higher in the three and nine month periods ended September 30, 2011, respectively, compared to the same periods in 2010. The increased sales reflect:

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6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

increased usage by Commercial and Industrial (C&I) customers, growth in new customers and the effect of colder weather earlier in the year. Heating Degree Days in the first nine months of 2011 were 9.2% greater than in the same period in 2010. On a weather-normalized basis, natural gas sales increased 5.9% and 8.6% in the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010.

Electric sales margin increased $0.9 million and $5.6 million in the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010, reflecting higher rates. Total electric kilowatt hour (kWh) sales decreased 3.4% in the three months ended September 30, 2011 compared to the same period in 2010 reflecting the effect of cooler summer weather in 2011 compared to the same period in 2010. For the nine months ended September 30, 2011, total kWh sales increased 0.3% compared to the same period in 2010 reflecting higher sales to Residential customers partially offset by lower sales to C&I customers. The increased sales to Residential customers in the nine month period reflect customer growth and the effect of colder winter weather earlier in the year, partially offset by the effect of cooler summer weather in 2011 compared to 2010. There were 19.8% fewer Cooling Degree Days in the third quarter of 2011 compared to the same period in 2010 while Heating Degree Days in the first quarter of 2011 were 6% greater than in the same period in 2010. On a weather-normalized basis, total kWh sales increased 0.8% and 1.0% in the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.5 million and $4.2 million in the three and nine month periods ended September 30, 2011, respectively, increases of $0.3 million and $0.8 million, respectively, compared to the same periods of 2010.

Operation and Maintenance (O&M) expenses increased $0.5 million and $1.4 million for the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010. The changes in O&M expenses for the three month period reflect higher utility operating costs of $0.8 million and higher compensation and employee benefit costs of $0.2 million, partially offset by lower professional fees of $0.3 million and lower all other operating costs of $0.2 million. The changes in O&M expenses for the nine month period reflect higher utility operating costs of $1.8 million and higher compensation and employee benefit costs of $1.0 million, partially offset by a reduction of $1.0 million associated with the proceeds from an insurance settlement, lower professional fees of $0.2 million and lower all other operating costs of $0.2 million. Utility operating costs in the three and nine month periods ended September 30, 2011 include approximately $0.4 million and $0.8 million, respectively, of spending on vegetation management and reliability enhancement programs. These costs are recovered through cost tracker rate mechanisms that result in corresponding increases in revenue.

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Selected financial data for 2011 and 2010 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2011	2010	Change	2011	2010	Change
Gas Therm Sales:
Residential	2.6	2.5	4.0%	30.5	26.9	13.4%
Commercial/Industrial	20.5	19.3	6.2%	114.1	100.9	13.1%

Total Gas Therm Sales	23.1	21.8	6.0%	144.6	127.8	13.1%

Electric kWh Sales:
Residential	190.2	198.7	(4.3%)	530.1	524.7	1.0%
Commercial/Industrial	276.5	284.6	(2.8%)	766.2	767.9	(0.2%)

Total Electric kWh Sales	466.7	483.3	(3.4%)	1,296.3	1,292.6	0.3%

Gas Revenues	$21.2	$17.4	$3.8	$112.3	$102.2	$10.1
Purchased Gas	13.0	9.5	3.5	69.5	63.7	5.8

Gas Sales Margin	8.2	7.9	0.3	42.8	38.5	4.3

Electric Revenues	50.5	57.5	(7.0)	141.6	154.9	(13.3)
Purchased Electricity	32.7	40.6	(7.9)	91.8	110.7	(18.9)

Electric Sales Margin	17.8	16.9	0.9	49.8	44.2	5.6

Usource Sales Margin	1.5	1.2	0.3	4.2	3.4	0.8

Total Sales Margin:	27.5	26.0	1.5	96.8	86.1	10.7

Operation & Maintenance Expenses	13.6	13.1	0.5	38.3	36.9	1.4

Depreciation, Amortization, Taxes & Other	8.9	8.3	0.6	36.2	31.4	4.8

Interest Expense, Net	6.6	4.7	1.9	16.0	13.5	2.5

Earnings (Loss) Applicable to Common Shareholders:	$(1.6)	$(0.1)	$(1.5)	$6.3	$4.3	$2.0

Earnings (Loss) Per Share	$(0.15)	$(0.01)	$(0.14)	$0.58	$0.40	$0.18

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Depreciation and Amortization expense increased $0.8 million and $2.1 million in the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010, reflecting normal utility plant additions and a change in depreciation rates resulting from the Company’s recent base rate case in Massachusetts.

Local Property and Other Taxes increased $0.5 million and $1.2 million in the three and nine month periods ended September 30, 2011, respectively, compared to the same periods in 2010. These increases reflect higher local property tax rates and higher levels of utility plant in service.

Federal and State Income Taxes decreased by $0.8 million for the three months ended September 30, 2011 compared to the same period in 2010 due to lower pre-tax earnings in the current period. Federal and State Income Taxes increased by $1.4 million for the nine months ended September 30, 2011 compared to the same period in 2010 due to higher pre-tax earnings in 2011 compared to the same period in 2010.

Interest Expense, Net increased $1.9 million and $2.5 million in the three and nine month periods ended September 30, 2011, respectively, compared to the same periods in 2010. The increases in the three and nine month periods ended September 30, 2011 are due to lower interest income recorded on regulatory assets, including a non-recurring pre-tax charge, in the third quarter of 2011, against interest income of $1.8 million related to the final Order issued by the MDPU, discussed above, and the issuance of $40 million of long-term notes by Unitil Energy and Northern Utilities in March 2010.

Also in the third quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company will hold a quarterly conference call to discuss third quarter 2011 results on Thursday, October 27, 2011, at 3:00 p.m. Eastern Time. This call is being webcast by Thomson Financial and can be accessed in the Investor Relations section of Unitil Corporation’s website, www.unitil.com.

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About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 100,900 electric customers and 70,800 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information please contact:

David Chong – Investor Relations

Phone: 603-773-6499

Email: chong@unitil.com

Alec O’Meara – Media Relations

Phone: 603-773-6404

Email: omeara@unitil.com